Exhibit 99.1

Borr Drilling Limited – Invitation to webcast and conference call Q4 2020 results

Borr Drilling Limited (NYSE and OSE: BORR) will release its financial results for the fourth quarter 2020 on Friday, February 26, 2021.

A conference call and webcast will be held at 15:00 CET (9:00 AM New York Time).  The earnings report and presentation will be available from the Investor Relations section on www.borrdrilling.com.

In order to listen to the presentation, you may do one of the following:

a)	Webcast

Please use the following link: www.incommuk.com/customers/online with access code: 317683

b)	Conference Call

Dial in details, Participants:

Conference ID: 317683
Norway, Oslo          81 503 308
United Kingdom          020 3936 2999
United States          1 646 664 1960
All other locations          +44 20 3936 2999

Participants will be asked for their full name & Conference ID.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

Replay details:

Replay Access Number:  592893
A recording will be available until March 28, 2021 on the company’s website at the “Webcast” link, or by using the following link: https://www.incommglobalevents.com/replay/5493/borr-drilling-quarterly-earnings-call/